De Visser Gray LLP
Chartered Accountants
Suite 401 - 905 West Pender Street
Vancouver, BC. V6C 1L6

Phone:  604-687-5447
Fax: 604-687-6737

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of Rubicon Minerals Corporation

We consent to the inclusion in this annual report on Form 40-F of:

(i)	our Report of Independent Registered Chartered Accountants dated March 28, 2011 on the consolidated financial statements of Rubicon Minerals Corporation (“the Company”); and

(ii)	our Report of Independent Registered Chartered Accountants dated March 28, 2011 on the Company’s internal control over financial reporting as at December 31, 2010,

each of which is incorporated by reference in this annual report on Form 40-F of the Company for the year ended December 31, 2010.

"De Visser Gray LLP"

Independent Registered Chartered Accountants

Vancouver, Canada
March 31, 2011